June 14, 2016

VIA EDGAR – FORM DEL AM

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Delaying Amendment for Calvert Variable Products, Inc. (Calvert VP S&P 500 Index Portfolio and Calvert VP Russell 2000 Small Cap Index Portfolio) Registration Statement on Form N-14 (File No. 333-212009)

Dear Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of Calvert Variable Products, Inc. (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No.  333-212009) relating to the reorganization of Calvert VP SRI Large Cap Core Portfolio and Calvert VP Natural Resources Portfolio, into Calvert VP S&P 500 Index Portfolio and Calvert VP Russell 2000 Small Cap Index Portfolio, respectively, each a series of the Registrant.  The Registration Statement was filed with the Securities and Exchange Commission on June 14, 2016 and was scheduled to go effective July 14, 2016, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Bethesda and the State of Maryland on the 14th day of June, 2016.

No fees are required in connection with this filing.  If you have any questions or comments in connection with this delaying amendment, please call me at 301-657-7044.

Very truly yours,

/s/ Andrew K. Niebler

Andrew K. Niebler
Vice President and Secretary
Calvert Variable Products, Inc.